Articles of Amendment
to the
Amended and Restated Articles of Incorporation
of
1st United Bancorp, Inc.
(the “Corporation”)

1.	The name of the Corporation is 1st United Bancorp, Inc.

2.	The text of each amendment adopted:

a.

The Certificate of Designation for the Series A Non-Cumulative Perpetual Preferred Stock filed with the Florida Department of State on April 25, 2008 is hereby deleted in its entirety and shall no longer have any force or effect and the shares previously designated Series A Non-Cumulative Perpetual Preferred Stock shall be deemed to be undesignated preferred stock of the Corporation and eligible to be designated and issued by the Board of Directors of the Corporation (the “Board”), as the Board deems necessary or appropriate.

b.

The Certificate of Designation for the Series B Non-Cumulative Perpetual Preferred Stock filed with the Florida Department of State on February 25, 2009 is hereby deleted in its entirety and shall no longer have any force or effect and the shares previously designated Series B Non-Cumulative Perpetual Preferred Stock shall be deemed to be undesignated preferred stock of the Corporation and eligible to be designated and issued by the Board, as the Board deems necessary or appropriate.

c.

The Certificate of Designation for the Series C Fixed Rate Cumulative Perpetual Preferred Stock filed with the Florida Department of State on March 3, 2009 is hereby deleted in its entirety and shall no longer have any force or effect and the shares previously designated Series C Fixed Rate Cumulative Perpetual Preferred Stock shall be deemed to be undesignated preferred stock of the Corporation and eligible to be designated and issued by the Board, as the Board deems necessary or appropriate.

d.

The Certificate of Designation for the Series D Fixed Rate Cumulative Perpetual Preferred Stock filed with the Florida Department of State on March 3, 2009 is hereby deleted in its entirety and shall no longer have any force or effect and the shares previously designated Series D Fixed Rate Cumulative Perpetual Preferred Stock shall be deemed to be undesignated preferred stock of the Corporation and eligible to be designated and issued by the Board, as the Board deems necessary or appropriate.

	e.	Subparagraph A, “Common Stock,” of Article IV, “Capital Stock,” of the Amended and Restated Articles of Incorporation of the Corporation filed on May 28, 2009, is hereby amended to read as follows:

		“A.	Common Stock

The Corporation is authorized to issue 60,000,000 shares of Common Stock (“Common Stock”) with a par value of $.01 per share.”

3.	Date of Board Adoption:

	a.	Amendment (a) was adopted by the Board on August 25, 2009.

	b.	Amendments (b), (c), (d), and (e) were adopted by the Board on October 15, 2009.

	c.	Pursuant to Section 607.1002(5) of the Florida Statutes, the foregoing amendment was adopted by the Board without shareholder action as approval by shareholder action was not required.

4.	Shareholder Action:

	a.	Pursuant to Section 607.1002(5) of the Florida Statutes, Amendments (a), (b), (c), and (d) were adopted by the Board without shareholder action as approval by shareholder action was not required.

b.

Amendment (e) was duly approved by the shareholders. There is only one voting group entitled to vote on Amendment (e) and the number of votes cast for Amendment (e) by the shareholders was sufficient for approval.

[Signature Page on Following Page]